June 5, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Kevin Woody – Accounting Branch Chief
Division of Corporation Finance

Re:	Equity Residential
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-12252

ERP Operating Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 0-24920

Dear Mr. Woody:

This letter is in response to your letter dated May 29, 2012 (the “May Letter”), which responded to our letter of May 3, 2012 (the “May Response Letter”). Capitalized terms used herein and not defined have the same meaning as defined in the May Response Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of Equity Residential's and ERP Operating Limited Partnership's (collectively the “Company”) Combined Annual Report on Form 10-K for the year ended December 31, 2011.

Form 10-K for the fiscal year ended December 31, 2011

Item 2. Properties, page 26

1.	We note your response to prior comment 1. In future filings please identify the properties that are added to and removed from same store properties for each year presented.

The Company included two new tables on page 42 of its first quarter 2012 Form 10-Q that provide a reconciliation of apartment units included in Same Store Properties to those included in Total Properties and a rollforward of apartment units included in Same Store Properties. The acquisitions and dispositions listed in these two tables tie directly to Note 4 in the Notes to Consolidated Financial Statements on page 24, the introductory paragraph of the Results of Operations section in Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 41 and to the similar sections of previous Form 10-Q and Form 10-K filings. Other than acquisitions and dispositions, apartment units in lease-up that have achieved stabilization and were added to Same Store Properties are also highlighted. The Company believes the information provided in these two tables is sufficient and a transparent summary of the movements into and out of its Same Store portfolio. As an active buyer, seller and developer of apartment properties, the Company does not believe that providing a detailed itemized listing of acquisitions and dispositions would add any transparency or provide additional useful information to a user of the financial statements. In fact, given the Company's 68 acquisitions and dispositions in 2011, such a listing would be overly lengthy

Mr. Kevin Woody
June 5, 2012

and could result in a very cumbersome disclosure that obscures movements that may be considered relevant into and out of the Same Store portfolio as opposed to highlighting them.

In all future filings, the Company will:

(1)
Disclose by name any property removed from Same Store for a reason other than its sale and the specific reasons for the removal. Such occurrences are rare, resulting from catastrophic events or other unique circumstances. By way of example, in 2010, a portion of the parking garage collapsed at one of the Company's rental properties (Prospect Towers in Hackensack, New Jersey), resulting in the apartment property being entirely vacated during reconstruction. This property was removed from the population of Same Store Properties as it was no longer stabilized and this event as well as the property's removal from Same Store results was disclosed in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations (see page 51 of the first quarter 2012 Form 10-Q). This property's removal from Same Store results was also disclosed in 2011 filings. This property is now considered a lease-up property not yet stabilized and will be added back into the Same Store portfolio once it meets the Company's definition of stabilization (as outlined on page 42 of the first quarter 2012 Form 10-Q) for all of the current and comparable periods presented.

(2)	Add disclosure of the number of properties related to the apartment units disclosed in the two new tables on page 42 described above.

_________________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Mr. Kevin Woody
June 5, 2012

Sincerely,

Equity Residential

ERP Operating Limited Partnership
By Equity Residential, its General Partner

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and
Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and
Chief Accounting Officer

cc:	Michael Kamienski, Ernst & Young LLP
Gregory Hayes, DLA Piper LLP (US)